UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One): ………………………………………………………………………………………………………..

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 001-12647

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
c/o Oriental Bank
254 Muñoz Rivera Avenue,
Oriental Center 15th Floor
San Juan, Puerto Rico 00918

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFG BANCORP
254 Muñoz Rivera Avenue,
Oriental Center 15th Floor
San Juan, Puerto Rico 00918

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
The Oriental Bank CODA Profit Sharing Plan:

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of The Oriental Bank CODA Profit Sharing Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Supplemental information
The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON PUERTO RICO LLP

We have served as the Plan’s auditor since 2024.

San Juan, Puerto Rico
June 25, 2026

Stamp No. DLLP217-2059 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024

	December 31,
	2025	2024
Assets:
Investments at fair value:
Cash	$40,144	$17,084
Money market fund	2,577,661	—
Common stock	10,684,861	11,301,477
Mutual funds	155,947,347	133,578,392
Collective investment trust	10,102,366	11,862,778
Total investments at fair value	179,352,379	156,759,731
Receivables:
Participant's contributions	234,671	228,079
Employer's contributions	98,703	96,286
Dividends	78,220	66,762
Notes receivable from participants	64,445	72,415
Total receivables	476,039	463,542
Total assets	$179,828,418	$157,223,273

Liabilities:
Other liabilities	$15,498	$—
Net assets available for benefits	$179,812,920	$157,223,273

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2025

Year ended
December 31, 2025
Additions to net assets attributed to:
Net appreciation in fair value of investments	$20,706,020
Dividends	313,790
Interest and other	3,698
Contributions:
Participants	7,648,446
Employer	2,760,138
Total additions	31,432,092
Deductions from net assets attributed to:
Benefits paid to participants	(8,691,507)
Administrative fees	(150,938)
Total deductions	(8,842,445)
Net increase	22,589,647
Net assets available for benefits:
Beginning of year	$157,223,273
End of year	$179,812,920

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND YEAR ENDED DECEMBER 31, 2025

NOTE 1 - DESCRIPTION OF PLAN
The following description of The Oriental Bank CODA Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for complete description of the Plan’s provisions.
General
The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank (the “Employer”), a wholly owned subsidiary of OFG Bancorp (the “Company”), for the benefit of the Employer’s and its affiliated companies’ employees who are residents of Puerto Rico and are age 21 or older. The Plan is intended to be a qualified plan pursuant to the Puerto Rico Internal Revenue Code of 2011, as amended (the “PR Code”). In 2016, and further in 2022, the Plan was amended or restated to meet the requirements of Sections 401(a) and (k) of the U.S. Internal Revenue Code of 1986, as amended (the “US Code”). In 2024, the Puerto Rico Treasury Department (the “PR Treasury”) reaffirmed the Plan’s qualification under the PR Code. It contains a cash or deferred arrangement qualifying under the PR Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As such, the Plan must comply with reporting and disclosure requirements, participation and vesting standards, and fiduciary standards and duties, among other requirements. The U.S. Department of Labor has full authority to regulate and investigate the Plan.
Under that certain Retirement Plan Services Agreement, dated July 1, 2012 (the “RPS Agreement”), the Employer is responsible for providing the Plan with recordkeeping, administration, and trustee services. The Employer provided the trustee services directly and contracted Oriental Pension Consultants Inc. (“OPC”) to provide the recordkeeping and administration services. OPC was a wholly owned subsidiary of the Company that, at that time, conducted the Company’s retirement plan record keeping and third-party administration business. Effective December 31, 2022, OPC sold its retirement plan record keeping and third-party administration business to National Professional Planning Group, Inc. (“NPPG”). Effective December 31, 2025, OPC was formally dissolved. The Employer continues to be responsible for the provision of record keeping, administration, and trustee services under the RPS Agreement. Therefore, as part of the sale transaction with NPPG, the Employer entered into a Temporary Services Agreement (the “TSA”) with NPPG, pursuant to which NPPG would provide record keeping and administration services for the Plan and certain other clients on behalf of the Employer, thereby replacing OPC in those functions. The Employer fulfils its obligations under the RPS Agreement by providing trustee services directly and supervising the record keeping and administration services that NPPG provides pursuant to the TSA.
The term of the TSA was retroactively extended pursuant to that certain Amendment and Restated Temporary Services Agreement, dated December 27, 2024, which shall terminate with respect to the Plan upon the execution of a new direct contract between the Plan and NPPG for the provision of the recordkeeping and administration services.

Contributions

Each year, participants may contribute up to the maximum deferral amount under the provisions of Section 402(g) of the US Code as annually indexed by the U.S. Internal Revenue Service (the “IRS”). For the years ended December 31, 2025 and 2024, the limit was $23,500 and $23,000, respectively. Nevertheless, these limits cannot exceed the annual deferral limit under the PR Code. If, in addition to a deferral election under the Plan, participants contribute to an individual retirement account (“IRA”) in Puerto Rico, pre-tax contributions to both the Plan and the Puerto Rico IRA in the aggregate cannot exceed the sum of the annual deferral limit under the PR Code ($22,000 and $20,000 for tax years ended December 31, 2025 and 2024, respectively). Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans and allowed catch up contributions for participants over 50 up to $1,500 for both years ended December 31, 2025 and 2024.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, money market fund, a collective investment trust, and shares of common stock of the Company as investment options. Participants direct the investment of their matching contributions in the Plan. The Employer provides a discretionary matching contribution of 50% of each participant’s contributions up to a maximum contribution for matching purposes of 8% of the participant’s compensation per year.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND YEAR ENDED DECEMBER 31, 2025

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Employer’s contribution and Plan earnings and charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.
Payment of Benefits
Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. On termination of service due to death, disability, or retirement, a participant or its heirs may elect to receive the value of the vested interest in his or her account in either a lump sum amount, a fixed period that may not exceed the participant’s life expectancy or through a fixed annuity contract. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. The Plan allows for participants to receive hardship distributions.
Notes Receivable from Participants
The Plan does not allow for loans to participants. However, on December 31, 2019, the Company purchased from the Bank of Nova Scotia all the outstanding common stock of Scotiabank de Puerto Rico (“SBPR”). In December 2020, the balances of the Retirement Plan of SBPR employee accounts were transferred to the Plan including its existing participant loans. As of December 31, 2025 and 2024 these loans amounted to $64,445 and $72,415, respectively, and they will be extinguished as they are repaid by participants. Loan terms range from 1-5 years or up to 30 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. No additional loans are or will be granted to participants.
Forfeited Accounts
Employer contributions that are not vested upon termination of employment are forfeited and may be used to pay administrative expenses and reduce future contributions to the Plan by the Employer. At December 31, 2024, the Plan had $45 in forfeitures available to pay administrative expenses and reduce future Employer contributions. During the year ended December 31, 2025, forfeitures outstanding at the end of 2024 were used to offset Employer contributions. At December 31, 2025, the Plan had $4,567 in forfeitures available to pay administrative expenses and reduce future Employer contributions.
Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA provisions. In the event of Plan termination, participants will become 100% vested in their Employer’s contributions.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND YEAR ENDED DECEMBER 31, 2025

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Following are the significant accounting policies followed by the Plan:
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting policies generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the valuation of investments.
Risks and Uncertainties
The Plan invests in various financial instruments. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Investments Valuation and Income Recognition
Plan investments are stated at fair value. See Note 3 for further information regarding valuation of the Plan’s investments.
Collective investment trust is valued based upon the net asset value of units owned by the Plan at year-end. The net asset value is used as a practical expedient to estimate fair value and it is based on the fair value of the underlying investments held by the fund that are traded in an active market, less its liabilities. The collective investment trust is not included in the fair value hierarchy.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the declaration date, taking into consideration the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of realized gains and losses on investments purchased and sold during the year as well as unrealized net appreciation on those investments held at year end.
Payments of Benefits
Benefits are recorded when paid.
Plan Expenses
Under the Plan’s contract entered into with Mid Atlantic Trust Company (“Mid Atlantic”), doing business as American Trust Custody, custody and trading fees are billed in advance based on assets balances at the time of calculation. Additionally, the Plan has a contract with Expand Financial, LLC related to 3(38) fiduciary fees. The annual fee for 3(38) fiduciary services equals to 5 basis points of the market value of the included assets and it is paid quarterly. Market value of the Plan assets is the value of assets as reported by Mid Atlantic. These charges are presented as administrative fees in the Plan’s statement of changes in net assets available for benefits.
Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses assumed and paid by the Employer during the year ended December 31, 2025 amounted to $424,032, and are excluded from these financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND YEAR ENDED DECEMBER 31, 2025
NOTE 3 - FAIR VALUE MEASUREMENTS
The Plan measures fair value as required by Accounting Standard Codification (“ASC”) Subtopic 820-10, “Fair Value Measurements” which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:
Level 1 – assets include equity securities that are traded in an active exchange market, as well as certain money market instruments. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2 – observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. As of December 31, 2025, and 2024, the Plan did not have such assets.
Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation. As of December 31, 2025, and 2024, the Plan did not have such assets.
The following is a description of the valuation methodologies used for instruments measured at fair value:
Shares of the Company’s common stock: valued at quoted closing market prices (“Level 1”).
Cash and money market fund: stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date (“Level 1”).
Mutual funds: stated at fair value, and valued daily at the quoted net asset value of shares held by the Plan (“Level 1”).
The estimated fair value is subjective in nature and involves uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could affect these fair value estimates. The fair value estimates do not take into consideration the value of future business and the value of assets and liabilities that are not financial instruments.
There were no transfers into or out of Level 1, Level 2, and Level 3 fair value measurements during the year ended December 31, 2025.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND YEAR ENDED DECEMBER 31, 2025

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2025 and 2024:

	December 31, 2025
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Cash	$40,144	$—	$—	$40,144
Money market fund	2,577,661	—	—	2,577,661
Common stock	10,684,861	—	—	10,684,861
Mutual funds	155,947,347	—	—	155,947,347
	$169,250,013	$—	$—	$169,250,013

Investment measured using net asset value as a practical expedient				$10,102,366
				$179,352,379

	December 31, 2024
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Cash	$17,084	$—	$—	$17,084
Common stock	11,301,477	—	—	11,301,477
Mutual funds	133,578,392	—	—	133,578,392
	$144,896,953	$—	$—	$144,896,953

Investment measured using net asset value as a practical expedient				$11,862,778
				$156,759,731

Investments can be redeemed with no advance notice on any day on which the New York Stock Exchange is open for trading. As of December 31, 2025 and 2024, there were no unfunded commitments from investments.
Mid Atlantic makes available a stable value fund offered by Metropolitan Life Insurance Company (“MetLife”) that the participant may elect to transfer all or part of his or her funds. The stable value fund is considered a collective trust holding a fully benefit responsive group annuity contract with MetLife. The Plan’s investments in this stable value fund is valued based upon the net asset value of units owned by the Plan at year-end. The net asset value of the collective trust fund, as provided by MetLife, is used as a practical expedient to estimate fair value and it is based on the fair value of the underlying investments held by the fund that are traded in an active market, less its liabilities. The estimated value of the collective trust fund at December 31, 2025 and 2024 was $10,102,366 and $11,862,778, respectively. The investment has a fixed interest rate for a fixed period that will apply to the entire guaranteed value. The effective credited interest rate is set quarterly. Interest rates will reflect, in addition to the fees by the contract, capital market developments, the performance of the separate account assets backing the contract, and the expected and actual contributions and withdrawals of all of the retirement plans participating in the contract.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND YEAR ENDED DECEMBER 31, 2025

NOTE 4 - RELATED-PARTY TRANSACTIONS

At December 31, 2025 and 2024, the Plan held 260,734 and 267,048 shares of the Company’s common stock, the Employer's Parent Company, with a fair value of $10,684,861 and $11,301,477, respectively. The Plan also invests in the DGI US Government Money Market Fund and the DGI Balanced Fund, both of which are managed by the Employer, with fair values of $2,577,661and $7,294, respectively, as of December 31, 2025. The Employer is the Plan sponsor and trustee and a wholly owned subsidiary of the Company and, therefore, qualifies as a party-in-interest. The Plan also held notes receivable from participants which also qualify as party-in-interest transactions. At December 31, 2025 and 2024, these notes receivables amounted to $64,445 and $72,415, respectively.

Mid Atlantic serves as the custodian and trading partner and manages the stable value fund and, therefore, qualifies as a party-in-interest.

The Employer provided trustee services to the Plan as per the RPS Agreement.
NOTE 5 - INCOME TAXES
The trust that forms part of the Plan (the “Trust”) is intended to be exempt from Puerto Rico and U.S. federal incomes taxes pursuant to the PR Code and the US Code, respectively. The Plan sponsor has adopted a volume submitter plan document. The IRS has issued an opinion letter, dated April 22, 2016, that the form of the volume submitter document is acceptable under Section 401 of the US Code, and, therefore, the Trust is not subject to U.S. federal income tax. The PR Treasury ruled on March 28, 2018 that the Plan constitutes a qualified plan pursuant to the provisions of Section 1081.01 of the PR Code and, therefore, the Trust is not subject to Puerto Rico income tax. As applicable, the Plan is required to operate in accordance with the provisions of the PR Code and the US Code to maintain its qualification. Effective in 2022, the Employer, adopted an amendment for the benefit of employees eligible to participate in the Plan, which complies with the provisions of PR Treasury’s Circular Letters No. 11-10, 13-02 and 16-08, and on October 5, 2023, the Plan requested from the PR Treasury a favorable determination letter with respect to such amendment. The favorable determination letter was received from the PR Treasury on May 29, 2024. Although the Plan has been amended, the Plan sponsor believes that the Plan remains qualified under the PR Code and the US Code because it is designed and is being operated within the applicable requirements of the PR Code and the US Code.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the PR Treasury. As of December 31, 2025, and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for the taxable years prior to 2022.
NOTE 6 - EXCESS CONTRIBUTIONS PAYABLE TO PARTICIPANTS

The Plan is subject to certain non-discrimination rules under the PR Code. As of December 31, 2025, the Plan failed certain of the non-discrimination tests under the PR Code due to lower contribution percentages by non-highly compensated eligible employees relative to the contribution percentages of highly compensated eligible employees. In order to meet the requirements of the non-discrimination rules, the Plan refunded a portion of the contributions made by highly compensated participants, in accordance with applicable provisions of the PR Code. The refund for 2025, paid in February 2026, totaled $15,498. These refunds are included as other liabilities in the Plan’s statements of net assets available for benefits. For the year ended December 31, 2024, the Plan successfully passed all applicable non-discrimination tests.
NOTE 7 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 25, 2026, the filing date of this Annual Report and determine that there are no other matters to disclose on Form 11-K for the year ended December 31, 2025.

SCHEDULE I
THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

EIN #: 66-0259436
PN #: 002

	(b)	(c)			(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value			Cost	Current value
		Cash
*	Mid Atlantic	Cash and Bank Deposit Sweep Program			**	$40,144

		Money Market Fund:
*	Oriental Bank	DGI US Government Money Market Fund	2,577,661	units	**	2,577,661

		OFG Bancorp:
*	OFG Bancorp	Common Stock	260,734	shares	**	10,684,861

*	Mid Atlantic	Mutual Funds:
		American Funds New World Fund Class R-6	818	units	**	76,183
		Calvert Balanced Fund Class R6	1,642	units	**	79,510
*	Oriental Bank	DGI Balanced Fund	567	units	**	7,294
		DFA Global Allocation 25/75 Portfolio Institutional	8,383	units	**	117,943
		Fidelity 500 Index	15,986	units	**	3,800,305
		Fidelity Advisor Stock Selector Sm Cp Z	108,391	units	**	4,605,549
		Fidelity Multi-Asset Index	178,182	units	**	11,882,952
		Franklin Small-Mid Cap Growth Fund Class R6	98,053	units	**	4,568,311
		Impax International Sustainable Economy Fund Institutional Class	16,916	units	**	206,546
		Janus Henderson Balanced Fund Class N	1,699,891	units	**	82,019,727
		JP Morgan Investor Growth Fund	7,813	units	**	230,168
		Loomis Sayles Investment Grade Bond Fund Class Y	576,509	units	**	5,707,435
		Nuveen Core Impact Bond Fund R6 Class	7,280	units	**	66,317
		PIMCO Income Fund Institutional Class	106,445	units	**	1,169,830
		PIMCO StocksPlus International Fund	504,893	units	**	4,735,893
		T. Rowe Price US Equity Research Fund	180,681	units	**	12,149,017
		Vanguard FTSE Social Index Fund Admiral	2,555	units	**	167,350
		Vanguard Mid-Cap Index Fund Admiral Shares	841	units	**	302,330
		Vanguard U.S. Growth Fund Admiral Shares	85,308	units	**	16,640,207
		Vanguard Value Index Fund Admiral Shares	44,936	units	**	3,348,203
		Vanguard Wellesley Income Inv	159,775	units	**	4,066,277
						155,947,347

		Collective investment trust:
*	Mid Atlantic	MetLife Unified Trust Stable Value Fund	464,733	units	**	10,102,366

*	Participant Loans	Notes, with interest rate from 4.25% to 6.25%; maturities range through 2048			**	64,445
						$179,416,824
*	Party-in-interest as defined by ERISA
**	Not applicable as these are participant directed.

See the accompanying report of independent registered public accounting firm.

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of Grant Thornton Puerto Rico LLP
SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
(Name of Plan)

Date: June 25, 2026	/s/ Maritza Arizmendi
Maritza Arizmendi
Chief Financial Officer

/s/ Roberto Romanelli
Trust Officer